August 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NOVAGOLD Resources Inc.
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-288407)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NOVAGOLD Resources Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-288407), together with the exhibits thereto, which was filed on June 30, 2025 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting the withdrawal of the Registration Statement because the Company became aware of the fact that it did not satisfy the registrant requirements under general instruction I.A.3(b) of Form S-3 due to a late Current Report on Form 8-K, filed July 22, 2025. No securities were sold in connection with the offering contemplated in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request, please contact Kimberley Anderson, Dorsey & Whitney LLP, at (206) 903-8803.

Very truly yours,

/s/ Peter Adamek

Peter Adamek

Vice President & Chief Financial Officer

cc: Kimberley Anderson, Dorsey & Whitney LLP

NovaGold Resources Inc.	www.novagold.com
201 South Main Street, Suite 400, Salt Lake City, UT 84111 T 801-639-0511	nyse, tsx: NG